ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
[redacted]

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

04045848

MACQUARIE
BANK

20 October 2004

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

11/3

Macquarie Bank Limited
ACN 008 583 542

No.1 Martin Place
SYDNEY NSW 2000
GPO Box 4294
SYDNEY NSW 1164
AUSTRALIA

Telephone (02) 8232 3273
Facsimile (02) 8232 4330

Email

Please telephone
Shama Donovan on
(02) 8232 4465 if
complete transmission not
received.

Company Secretarial

Attention	Richard Hajzuk	**Date**	19 October 2004
Company	Australian Stock Exchange		
Fax No	9241 7620	**Pages**	1 (incl. this page)
From	Dennis Leong	**Priority**	Urgent

MACQUARIE

Message

Richard

TRADING HALT

Macquarie Bank Limited (MBL) requests a trading halt in the ordinary shares of MBL and the Macquarie Income Securities with immediate effect.

In accordance with listing rule 17.1, we advise:

a) that MBL requests a trading halt pending an announcement which MBL is not currently in a position to release, relating to the suspension of trading in the securities of Macquarie Goodman Management Limited and the Macquarie Goodman Industrial Trust;

b) MBL wishes the trading halt to last until such time as it is in a position to make the announcement to the market. In any event, the trading halt should not be required after the beginning of trading on Thursday 21 October 2004; and

c) MBL is not aware of any reason why the trading halt should not be granted, nor of any other information relevant to this request.

If you have any queries concerning the above, please do not hesitate to contact the me on (02) 8232 3273.

Dennis Leong
Company Secretary

C:\WINNT\Profiles\hajzuk_r\Temporary Internet Files\OLKA4\trading halt 19102004.doc

ABN 46 008 583 542

Macquarie Finance Limited
ABN 54 001 214 964

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 3350
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

MACQUARIE

18 October 2004

Company Announcements Office
Australian Stock Exchange Limited
via ASX Online

Dear Sir/Madam,

Macquarie Bank Limited and Macquarie Finance Limited confirm that the distribution rate on Macquarie Income Securities (MBLHB) will be 7.12% per annum in respect of the next distribution period which commenced on Friday 15 October 2004 and ceases on Sunday 16 January 2005 (inclusive). The distribution payment date will be Monday 17 January 2005 and the record date will be Thursday 30 December 2004.

Distribution rate for above securities	7.12% per annum which is the Base Interest Rate* plus the applicable margin
Applicable distribution period	Friday 15 October 2004 to Sunday 16 January 2005 (inclusive)
Base Interest rate*	5.42% per annum
Applicable margin	1.7% per annum
Next date for resetting the distribution rate	Monday 17 January 2005
Record Date	Thursday 30 December 2004

*As defined in the Conditions of Notes in Schedule 1 to the Macquarie Income Securities Trust Deed

Yours faithfully

Dennis Leong
Secretary of Macquarie Bank Limited
Secretary of Macquarie Finance Limited

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX Release

MACQUARIE BANK

MITCHAM - FRANKSTON PROJECT

14 October 2004 – Macquarie Bank Limited advised today the ConnectEast consortium has been awarded the Mitcham-Frankston Project by the State Government of Victoria. The ConnectEast consortium has been sponsored by Macquarie Bank Limited and Thiess Pty Limited.

The Mitcham - Frankston Project will be a new 39 kilometre, electronic, multi-lane, free flow toll road from the Eastern Freeway in the eastern suburbs of Melbourne to the Frankston Freeway in Melbourne's south-east. The Project will be designed and constructed by Thiess and John Holland.

ConnectEast is raising up to $1.12 billion under an initial public offer as part of the funding for the Project. Macquarie is Arranger to the IPO and Joint Lead Manager with ABN AMRO Rothschild and CommSec. The Joint Lead Managers have fully underwritten the IPO. The institutional tranche of the IPO has already been completed and oversubscribed, with a group of established Australian and international institutional investors.

Macquarie is also investing $30 million in stapled units in ConnectEast Group on a deferred subscription basis and a wholly owned Macquarie subsidiary, ConnectEast Management Limited, will be the responsible entity of several ConnectEast trusts.

ConnectEast's debt funding is underwritten by four Mandated Joint Lead Arrangers & Underwriters being BOS International (Australia) Limited, Commonwealth Bank of

Australia, Societe Generale Australia Branch and United Overseas Bank Limited. KBC Bank NV is also a Lead Arranger & Underwriter of ConnectEast's debt funding.

In addition to its role as Joint Lead Manager of ConnectEast's IPO, Macquarie has also co-sponsored ConnectEast's bid and acted as its financial adviser.

Completion of the IPO and Financial Close are expected to occur during November 2004.

Investors will be able to invest in stapled units issued by ConnectEast Management Limited as responsible entity of the ConnectEast Investment Trust and ConnectEast Holding Trust. A Product Disclosure Statement will be available shortly at www.connecteast.com.au or by calling the ConnectEast Group Offer Hotline on 1800 207 622 in Australia or 0800 507 391 in New Zealand. Investors should consider the Product Disclosure Statement in deciding whether to invest in the stapled units.

For further information, please contact:

Erica Sibree, Head of Investor Relations (02) 8232 5008

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John G Allpass
Date of last notice	19 August 2004 but this is the first notice re: Macquarie Office Trust ("MOF") units.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Units held by: • John Allpass Pty Limited, as trustee for a superannuation fund of which John Allpass is a beneficiary; and • Allpass Investments Pty Limited, a company in which John Allpass has a relevant interest
Date of change	13 October 2004
No. of securities held prior to change	Nil
Class	Ordinary MOF units
Number acquired	• 20,000 units acquired by John Allpass Pty Limited; and • 10,000 units acquired by Allpass Investments Pty Limited
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Units acquired at $1.23 each

G:\CAG\COS\DLEONG\BRD\ASX notices\ALLPASS\jga13102004.doc

+ See chapter 19 for defined terms.

No. of securities held after change	• 20,000 units acquired by John Allpass Pty Limited; and • 10,000 units acquired by Allpass Investments Pty Limited
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Investment in units

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

19 October 2004

G:\CAG\COS\DLEONG\BRD\ASX notices\ALLPASS\jga13102004.doc

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mark Johnson
Date of last notice	12 October 2004 but this is the first notice re: Four Corners AUD Senior Secured Loan Fund II – Class B2 Units ("FCSS").

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Units held by Divco 6 Pty Limited, a company controlled by a trust of which Mark Johnson is a beneficiary.
Date of change	14 September 2004
No. of securities held prior to change	Nil
Class	Units in unlisted managed fund
Number acquired	165,009 FCSS units
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$165,009.00

G:\CAG\COS\DLEONG\BRD\ASX notices\JOHNSON\mrj13092004.doc

+ See chapter 19 for defined terms.

No. of securities held after change	165,009 FCSS units
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Investment in FCSS units

Part 2 – Change of director's interests in contracts

Detail of new contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated 19 October 2004